Exhibit 99.1

Nanox Announces Fourth Quarter 2021 Financial Results and

Provides Business Update

Management to host conference call and webcast today, March 31, at 8:30 AM ET

NEVE ILAN, Israel—March 31, 2022 -- NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the fourth quarter ended December 31, 2021 and provided a business update.

Fourth Quarter Highlights and Recent Developments:

●	Revenue for the fourth quarter of 2021 was $1.3M and non-GAAP gross profit was $0.2 million

●	Strengthened leadership positions with the appointments of Erez Meltzer as Chief Executive Officer of the Company and Pini Ben Elazar as General Manager of Nanox.AI

●	Our subsidiary, USARAD, was recertified with the Joint Commission’s Gold Seal of Approval

●	Operationally, our technology transfer to Nanox Korea to enable production of our source MEMs chip has been completed. With the launch of production at the facility now underway, we anticipate being in full production of our MEMs chip by mid-year 2022.

●	Establishing an operational assembly line to enable the expected ramp up in production and preparation for shipments of the Nanox.ARC system later this year.

●	Continuing the ongoing integration of the Nanox AI, USARAD and MDW implementing cost reduction measurements in order to streamline operations and benefit from synergies.

●	The American Medical Association (AMA) issued a new Category III Current Procedural Terminology (CPT) code for quantitative CT tissue characterization, to be effective July 2022.

●	Entered into an agreement with a large integrated health care organization based in the U.S., where Nanox.AI-enabled software will be deployed for early detection of cardiovascular disease and osteoporosis.

●	Submitted a Q-submission to the FDA in January 2022 and we are preparing for our second multi-source 510(k) submission.

“The fourth quarter and fiscal year 2021 was pivotal for Nanox,” said Erez Meltzer, Chief Executive Officer. “We have made considerable headway towards commercialization over the past year and are pleased that our previously announced strategic transactions have begun generating revenue.”

Financial results for three months ended December 31, 2021

For the three months ended December 31, 2021, the Company reported revenue of $1.3 million, compared to none for the three-month period ended December 31, 2020. During the three months ended December 31, 2021, the Company generated revenues through the sales of radiology services and the sales of AI solutions. The Company’s gross loss during the three months ended December 31, 2021, totaled $1.5 million. Our revenue stemmed from the merger with NANO-X AI Ltd. (“Nanox.AI”) and the acquisitions of USARAD Holdings, Inc. (“USARAD”) and the assets of MDWEB, LLC (“MDWEB”). The Company’s revenue from radiology services for the three months ended December 31, 2021 were $1.0 million with a gross profit of $0.0 million. Our revenue from our AI solutions for the three months ended December 31, 2021 were $0.3 million with a gross loss of $1.5 million. Non-GAAP cost of revenue for the three months ended December 31, 2021 were $1.1 million, as compared to none for the three months ended December 31, 2020, resulting with a non-GAAP gross profit of $0.2 million. The Company’s non-GAAP gross profit from radiology services for the three months ended December 31, 2021 was $0.4 million, which represents a gross profit margin of 40% on a non-GAAP basis. The Company’s non-GAAP gross loss from our AI solutions for the three months ended December 31, 2021 was $0.2 million.

For the three months ended December 31, 2021, the Company reported a net loss of $22.0 million, compared to a net loss of $19.0 million for the three-month period ended December 31, 2020, largely due to expenses related to the merger with Nanox.AI and the acquisitions of USARAD, and the assets of MDWEB, an increase in our research and development expenses and an increase in our general and administrative expenses, which was mitigated by a decrease in our sales and marketing expenses.

Research and development expenses for the three months ended December 31, 2021 were $6.4 million, as compared to $3.0 million for the three months ended December 31, 2020. The increase was mainly due to an increase of $1.7 million due to the merger with Nanox.AIand the balance due to the multi-source Nanox.ARC and the Nanox.Cloud, including increased R&D headcount, costs related to the ongoing regulatory approval process and share-based compensation.

Sales and marketing expenses for the three months ended December 31, 2021 were $1.9 million, as compared to $8.0 million for the three months ended December 31, 2020. The decrease was mainly due to a decrease of approximately of $5.8 million in share-based compensation.

General and administrative expenses for the three months ended December 31, 2021 were $10.9 million, as compared to $8.1 million for the three months ended December 31, 2020. The increase of $2.8 million was mainly due to an increase of $0.8 million due to the merger with Nanox.AI and the acquisitions of USARAD and the assets of MDWEB, an increase of $0.2 million due to an increase in our head count in connection with the expansion of the Company’s management team and the overall organization infrastructure, an increase of approximately $0.4 million in our legal fees due to the SEC inquiry and class-action litigation as described in our Form 6-K filed on November 17, 2021 and transaction expenses in connection with the merger with Nanox.AI and the acquisitions of USARAD and the assets of MDWEB.

Non-GAAP net loss applicable to ordinary shares for the three months ended December 31, 2021 was $15.0 million, as compared to $8.4 million for the three months ended December 31, 2020, primarily due to expenses resulting from the merger with Nanox.AI and the acquisitions of USARAD and the assets of MDWEB, an increase in our research and development expenses and our general and administrative expenses. Non- GAAP cost of revenue for the three months ended December 31, 2021 were $1.1 million, as compared to none for the three months ended December 31, 2020. Non-GAAP research and development expenses for the three months ended December 31, 2021 were $5.4 million, as compared to $2.1 million for the three months ended December 31, 2020. Non-GAAP marketing expenses for the three months ended December 31, 2021 were $1.4 million, as compared to $1.6 million for the three months ended December 31, 2020. Non-GAAP general and administrative expenses for the three months ended December 31, 2021 were $7.2 million, as compared to $4.8 million for the three months ended December 31, 2020.

A reconciliation between GAAP and non-GAAP financial measures for the three-month periods and the years ended December 31, 2021 and 2020 is provided in the financial results that are part of this press release. The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization intangible assets, share-based compensation, secondary offering expenses and legal fees in connection with class-action litigation and the SEC inquiry.

Liquidity and Capital Resources

As of December 31, 2021, the Company had $88.7 million of cash, cash equivalents and short-term marketable securities and $67.8 million of long-term marketable securities. As of December 31, 2021, the Company had total current assets of $94.9 million and total current liabilities of $52.8 million creating a working capital of $42.1 million.

As of December 31, 2020, the Company had $213.5 million of cash and cash equivalents. As of December 31, 2020, the Company had total current assets of $219.8 million and total current liabilities of $4.5 million creating a working capital of $215.3 million. The decrease in our working capital was mainly attributable to the decrease in cash and short-term marketable securities in the amount of $124.8 million and reclassification of an amount of $67.8 million to long-term marketable securities.

During the fourth quarter of 2021, we issued 3,249,142 shares of common stock due to the merger with Nanox.AI, 496,545 shares of common stock due to acquisition of USARAD and 64,715 shares of common stock due to acquisition of the assets of MDWEB. We also issued 76,787 shares of common stock due to exercise of warrants and 26,534 shares of common stock due to exercise of options. We generated approximately $0.2 million in gross proceeds from the exercise of options and warrants.

Other Assets

The Company ended the year with property and equipment, net of $37.4 million. The increase of $23.4 million as of December 31, 2021 from December 31, 2020 is mainly attributed to the completion of the construction of our FAB in South Korea.

As of December 31, 2021, the Company had intangible assets of $160.1 million as opposed to none as of December 31, 2020. The increase is attributable to the merger with Nanox.AI and the acquisitions of USARAD and the assets of MDWEB. The amount and the allocation of the purchase price to net assets and the liability of the acquired businesses are preliminary and are based on management’s estimates and assumptions and may be subject to change as additional information is received. We expect to finalize the valuation as soon as practicable, but not later than one year from the acquisition dates.

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019, the net cash flow of the Company was as follows:

	Year ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands (unaudited)

Net loss for the year	(61,798)	(43,815)	(22,563)

Net cash used in operating activities	(38,071)	(21,487)	(5,524)

Net cash used in investing activities *	(116,320)	(13,937)	(125)

Net cash provided by financing activities	7,379	240,991	13,861

Net change in cash and cash equivalents and restricted cash	(147,012)	205,567	8,212

*	Including capital expenditures related to the construction of our FAB in South Korea and all other capital expenditures.

Net cash used in operating activities during the three months ended December 31, 2021 was approximately $19.3 million compared with $13.3 million during the three months ended December 31, 2020.

As of December 31, 2021, the Company had approximately 51.8 million shares outstanding.

Other matters

On March 28, 2022 our Board of Directors elected, in accordance with Israeli regulations, to comply with SEC and Nasdaq requirements for independent directors on the Board and audit and compensation committees, effective as of March 31, 2022, in lieu of the Israeli requirements for statutory external directors and audit committee and compensation committee composition.  Following such election, effective as of March 31, 2022, we will no longer designate any of our directors as statutory external directors under Israeli law. In accordance with Israeli law, our directors who were previously designated as statutory external directors, Noga Kainan and Dan Suesskind, will continue to serve as members of our Board of Directors.  Noga Kainan shall continue to serve as a Class II director until our annual general meeting of shareholders to be held by the December 31, 2022 and Dan Suesskind shall continue to serve as a Class III director until our annual general meeting of shareholders to be held in by the December 31, 2023.

On the same date, our Board of Directors nominated Mr. Erez Alroy as a member of the Board of the Company. Mr. Alroy replaces Mr. Fenig who retires from his membership at the Board of the Company. We wish Mr. Alroy good luck at his new role and thank Mr. Fenig for his dedicated service and his contribution for the development of our Company. Erez Alroy has vast experience in managing and running local and international companies including Co- CEO of SHL Telemedicine ( SIX SHLTN ), Shahal Israel, where he managed overall activities including financial, marketing and operational activities worldwide. SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN). Mr. Alroy was Chairman and major shareholder of Migvan Engineering and Technology, a leading Israeli Global Distributor of Electronics & Electrical Components representing renowned electrical manufacturers. Currently he owns various private investments and holds several board membership positions with various companies, including SHL Telemedicine and Merhavia Holding  (TASA)(Merhavia is an investment firm that invests mainly in life science and healthcare companies . Mr. Alroy holds an MBA from the Hebrew University in Jerusalem).

Conference call and webcast details

Thursday, March 31, 2022 @ 8:30am ET

Investor US/Canada toll-free dial-in: (877) 550-3765

Investor US/Canada International dial-in: (409) 937-8962

Conference ID: 5583017

Webcast link: https://protect-us.mimecast.com/s/GAv4ClYv2qILp2EoU9iovi?domain=edge.media-server.com

About Nanox:

Nanox, founded by the serial entrepreneur Ran Poliakine, is an Israeli corporation developing a commercial-grade digital X-ray source designed to be used in real-world medical imaging applications. Nanox believes that its novel technology could significantly reduce the costs of medical imaging systems and plans to seek collaborations with world-leading healthcare organizations and companies to provide affordable, early detection imaging services for all. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of the acquisitions, and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (1) the inability to successfully integrate the acquired companies’ business, (2) the inability to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees, (3) costs related to the acquisitions and/or unknown or inestimable liabilities, (4) changes in applicable laws or regulations that impact the operations of the acquired companies, (5) the failure to meet projected technology development targets, (6) the failure of the acquired companies to effectively scale end-to-end medical imaging solutions worldwide, (7) changes in global, political, economic, business, competitive, market and regulatory forces, and (8) (i) Nanox’s ability to complete development of the Nanox.Arc; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its X-ray source technology and the Nanox.Arc from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.Arc; (v) the market acceptance of the Nanox.Arc and the proposed pay-per-scan business model; (vi) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (vii) Nanox’s ability to conduct business globally, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this report to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses each adjusts for amortization of intangible assets, stock-based compensation expenses, secondary offering expenses and legal fees in connection with class-action litigation and the SEC inquiry.

The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses should not be considered measures of the Company’s liquidity.

A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

Company Contact:
Ran Daniel
Nanox Imaging Ltd.
IR@nanox.vision

Investor Contact:
Mike Cavanaugh
ICR Westwicke
mike.cavanaugh@westwicke.com

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2020
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	66,645	213,468
Marketable Securities - short term	22,066	-
Accounts receivables	1,051	-
Prepaid expenses and other current assets	5,095	6,325
TOTAL CURRENT ASSETS	94,857	219,793

NON-CURRENT ASSETS:
Restricted cash	127	316
Property and equipment, net	37,435	14,020
Operating lease right-of-use asset	1,725	1,359
Marketable Securities - long term	67,845	-
Intangible assets	160,124	-
Other non-current assets	1,057	661
TOTAL NON-CURRENT ASSETS	268,313	16,356
TOTAL ASSETS	363,170	236,149

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	3,134	435
Accrued expenses and other liabilities	5,873	3,526
Short term loan	145	-
Deferred revenue	247	-
Contingent short term earnout liability	42,471	-
Current maturities of operating leases	881	519
TOTAL CURRENT LIABILITIES	52,751	4,480

NON-CURRENT LIABILITIES:
Non-current operating leases	950	923
Long term loan from bank	3,796	-
Non-current deferred revenue	415	-
Contingent long-term earnout liability	5,814	-
Deferred tax liability	7,063	-
Other long-term liabilities	233	-
TOTAL NON-CURRENT LIABILITIES	18,271	923
TOTAL LIABILITIES	71,022	5,403

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share, 100,000,000 authorized at December 31, 2021 and 2020, respectively, 51,791,441 and 46,100,173 issued and outstanding at December 31, 2021 and 2020, respectively	149	131
Additional paid-in capital	438,820	315,031
Accumulated other comprehensive deficit	(607)	-
Accumulated deficit	(146,214)	(84,416)
TOTAL SHAREHOLDERS’ EQUITY	292,148	230,746
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	363,170	236,149

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands
REVENUE	1,304	-	-

COST OF REVENUE	2,816	-	-

GROSS LOSS	(1,512)	-	-

OPERATING EXPENSES:
Research and development	17,122	9,210	2,717
Sales and Marketing	7,033	12,445	1,556
General and administrative	34,709	22,268	18,298
Other expenses	1,182	-	-
TOTAL OPERATING EXPENSES	60,046	43,923	22,571
OPERATING LOSS	(61,558)	(43,923)	(22,571)

FINANCIAL INCOME (EXPENSES), net	(288)	108	8
OPERATING LOSS BEFORE INCOME TAXES	(61,846)	(43,815)	(22,563)

Tax income	48	-	-
NET LOSS	(61,798)	(43,815)	(22,563)

BASIC AND DILUTED LOSS PER SHARE	(1.28)	(1.23)	(0.90)
THE WEIGHTED AVERAGE OF THE NUMBER OF ORDINARY SHARES (in thousands)	48,216	35,654	25,181
COMPERHENSIVE LOSS:

NET LOSS	(61,798)	(43,815)	(22,563)
Other comprehensive loss:
Unrealized loss from available- for-sale securities	(607)	-	-
TOTAL COMPERHENSIVE LOSS	(62,405)	(43,815)	(22,563)

RECONCILIATION OF GAAP TO NON-GAAP METRICS
(U.S. dollars in thousands (except per share data))

(Unaudited)

	Twelve Months Ended December 31,		Three Months Ended December 31,
	2021	2020	2021	2020
	(U.S. dollars in thousands, except for per share data)

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares

GAAP net loss attributable to ordinary shares	61,798	43,815	22,035	18,973
Non-GAAP adjustments:
Amortization of intangible assets	1,768	-	1,768	-
Class-actions litigation and SEC matter	1,120	132	455	90
Secondary offering expenses	981	-	-	-
Share-based compensation	18,806	24,781	4,843	10,485
Non-GAAP net loss attributable to ordinary shares	39,124	18,902	14,970	8,398

BASIC AND DILUTED LOSS PER SHARE	0.81	0.53	0.30	0.18

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	48,216	35,654	50,384	45,913
Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	2,816	-	2,816	-
Non-GAAP adjustments:
Amortization of intangible assets	1,703	-	1,703	-
Share-based compensation	51	-	51	-
Non-GAAP cost of revenue	1,062	-	1,062	-
Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses	17,122	9,210	6,362	2,952
Non-GAAP adjustments:
Share-based compensation	3,248	3,384	991	872
Non-GAAP research and development expenses	13,874	5,826	5,371	2,080

Reconciliation of GAAP sales and marketing expenses to Non-GAAP marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	7,033	12,445	1,940	8,036
Non-GAAP adjustments:
Amortization of intangible assets	64	-	64	-
Share-based compensation	2,442	9,252	509	6,407

Non-GAAP marketing expenses	4,527	3,193	1,367	1,629

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	34,709	22,268	10,919	8,073
Non-GAAP adjustments:
Class-actions litigation and SEC matter	1,120	132	455	90
Secondary offering expenses	981	-	-	-
Share-based compensation	13,065	12,145	3,292	3,206

Non-GAAP general and administrative expenses	19,543	9,991	7,172	4,777